Exhibit 99.1
CRIC Enters into Definitive Merger Agreement with E-House Relating to Going Private Transaction
SHANGHAI, China, December 28, 2011 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced that it has entered into an Agreement and Plan of Merger, dated December 28, 2011 (the “Merger Agreement”), with E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a Cayman Islands company and the majority shareholder of the Company, and CRIC (China) Holdings Limited (“Merger Sub”), a newly-formed Cayman Islands company and a direct wholly-owned subsidiary of E-House. Upon the successful consummation of the transaction contemplated by the Merger Agreement, Merger Sub will be merged with and into the Company and the Company will become a wholly-owned subsidiary of E-House (the “Merger”).
Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, at the effective time of the Merger, each of the Company’s ordinary shares (“CRIC shares”) issued and outstanding immediately prior to the effective time of the Merger (including CRIC shares represented by American depositary shares (“CRIC ADSs”), each of which represents one CRIC share) will be cancelled in exchange for the right to receive cash consideration of $1.75, without interest, plus, in the case of each CRIC share (not including CRIC shares represented by CRIC ADSs), 0.6 E-House ordinary shares (“E-House shares”), or, in the case of each CRIC share represented by a CRIC ADS, 0.6 E-House American depositary shares (“E-House ADSs”), each of which represents one E-House share. The consideration to be received by CRIC shareholders in the Merger represents an increase by E-House of $0.15 (from $1.60 to $1.75) of the cash portion of the consideration per CRIC share and CRIC ADS initially proposed in the previously announced non-binding proposal E-House delivered to the Company’s board of directors on October 28, 2011.
Notwithstanding the consideration generally payable to CRIC shareholders in the Merger, CRIC shares (including CRIC shares represented by CRIC ADSs) that at the effective time of the Merger are (1) beneficially owned by E-House, Merger Sub, or any wholly-owned subsidiaries of CRIC, (2) issued to the depositary bank which maintains CRIC’s American depositary share program and reserved for future grants under CRIC’s share incentive plan, or (3) held by CRIC in treasury either in the form of CRIC shares or CRIC ADSs (collectively, the “Excluded CRIC Shares”) will be cancelled in the Merger and no consideration will be delivered or deliverable in exchange therefor, and each CRIC share owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law, as amended, will be cancelled for the appraised or agreed value under the Cayman Islands Companies Law.
The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the Company’s board of directors (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the Merger. The Special Committee, which is composed solely of CRIC directors unrelated to E-House or Merger Sub, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.
In addition to certain other customary closing conditions, the Merger is subject to the approval of the Merger Agreement and the Merger by an affirmative vote of shareholders representing (1) two-thirds or more of the ordinary shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger, and (2) a majority of the outstanding CRIC shares (other than the Excluded CRIC Shares). E-House currently owns approximately 54.1% of the outstanding CRIC shares and has advised the Company’s board of directors that it intends to vote in favor of the approval of the Merger Agreement and the Merger. The Company currently expects the Merger to close around the middle of 2012. However, there can be no assurance that the Merger will be completed by or around the middle of 2012 or at all. If completed, the Merger will result in the Company becoming a privately-held and wholly-owned subsidiary of E-House and CRIC ADSs will no longer be listed on the NASDAQ Global Select Market.

Credit Suisse Securities (USA) LLC is serving as exclusive financial advisor to the Special Committee. Shearman & Sterling LLP is serving as U.S. legal advisor to the Special Committee.
O’Melveny & Myers LLP is serving as U.S. legal advisor to the Company and Maples and Calder is serving as Cayman Islands legal advisor to the Company. Latham & Watkins LLP is serving as U.S. legal advisor to Credit Suisse Securities (USA) LLC.
Additional Information about the Merger
The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Merger and this announcement, which will include the Merger Agreement related to the Merger. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).
In connection with the Merger, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement and a registration statement on Form F-4 (which will include a proxy statement/prospectus relating to the Merger and the Merger Agreement). These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 transaction statement and Form F-4 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:
China Real Estate Information Corporation
No. 383 Guangyan Road
Shanghai, PRC 200072
People’s Republic of China
Phone: +86 (21) 6086 7500
The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from CRIC shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Form F-4 and Schedule 13E-3 transaction statement relating to the Merger when it is filed with or furnished to the SEC. Additional information regarding the interests of such potential participants will be included in the Form F-4 and Schedule 13E-3 transaction statement and the other relevant documents filed with or furnished to the SEC when they become available.
This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About CRIC
China Real Estate Information Corporation (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 170 cities across China. CRIC, a subsidiary of E-House, merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of CRIC ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.
For investor and media inquiries please contact:
In China:
Michelle Yuan
Director, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-7369
E-mail: michelleyuan@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: cric@ogilvy.com
In the U.S.:
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: cric@ogilvy.com